UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 01 )*

Smart-Tek Solutions, Inc

(Name of Issuer)

Common Stock

(Title of Class of Securities)

83172A 20 4

(CUSIP Number)

Owen Naccarato,  Naccarato & Associates  1100 Quail Street, Suite 100  Newport Beach,  California  92660  Phone : 949-851-9261

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 09, 2010

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.    ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Brian Bonar

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0%

14	TYPE OF REPORTING PERSON
IN

Item 1.	Security and Issuer

The securities to which this statement relates are shares of the class A common stock, $.001 par value (the "common stock") of Smart-Tek solutions, Inc. Principal executive offices of the Corporation are located at 1100 Quail Street, Suite 100, Newport Beach, CA 92660.

Item 2.	Identity and Background

(a)	NAme: Brian Bonar

(b)	Residence or Business Address: 11838 Bernardo Plaza Ct., Suite 240, San Diego, California 92128.

(c)	Occupation: Executive - 11838 Bernardo Plaza Ct., Suite 240, San diego, California 92128.

(d)	n/a

(e)	Convictions: n/a

(f)	Citizenship: United States

Item 3.	Source and Amount of Funds or Other Consideration

Mr. Bonar cancelled the 45 million shares of Smart-Tek Solutions Inc. preiously issued as a result of the amending of the marketing partner agreement between Mr. Bonar and the Company on 12-9-2010. The purpose of the amendment was to clarify the basis for which shares for compensation are to be issued to Mr. Bonar. Based on the new terms, Mr. Bonar has not earned any shares as of this date.

Item 4.	Purpose of Transaction

The party has no plans or proposals which relates to or would result in any action specified in clauses (a) though (j) of item 4 of Schedule 13D.

(a)	An acquisition or Disposition:

(b)	A Corporate Transaction:

(c)	A Sales or Transfer of ASsets:

(d)	A Change in Board of Directors:

(e)	A Change in Capitalization:

(f)	Other Matertial Change:

(g)	Changes to Charter:

(h)	Causing Delisting:

(i)	Termination of Registration:

(j)	A Similar Action:

Item 5.	Interest in Securities of the Issuer

(a)	Mr. Bonar owns -0- shares of Common Stock as of the date of this report which reporesents 0% of Class A common stock of the Company.

(b)	Number of shares as to which there is sole power to vote or to direct the vote: 0 shares

(c)	Describe any transaction that were effected during the past sixty days or since the most recent filing of Schedule 13D - n/a.

Transaction Date	Shares or Unites Purchased (Sold)	Price Per Share or Unit

(d)	If any other person is known to have the right to receive or direct dividends or proceeds from the sale of securities, a statement to that effect should be included: n/a.

(e)	The date the reporting person ceased to be the beneficial owner of more than five percent of the class of securities: (If applicable) : n/a.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

There are no contracts, arrangements, understandings or relationships between the Reporting Person and any other person with respect to any securities of the Company.

Item 7.	Material to Be Filed as Exhibits

None

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Smart-Tek Solutions, Icn.

December 13, 2010	By:	/s/ Brian Bonar
President/Director

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Footnotes:

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)